UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fundrise Real Estate Interval Fund II, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code): 11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

Telephone Number (including area code): (202) 584-0550

Name and address of agent for service of process:

Bjorn J. Hall, Rise Companies Corp., 11 Dupont Circle NW, 9th Floor , Washington, D.C. 20036.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be signed on its behalf in the City of Washington, District of Columbia, on the 23rd day of January, 2025.

Fundrise Real Estate Interval Fund II, LLC

By:	Fundrise Advisors, LLC, its manager

/s/ Benjamin S. Miller
By:	Benjamin S. Miller
Title:	Chief Executive Officer

ATTEST:	/s/ Bjorn J. Hall
By: Bjorn J. Hall
Title: General Counsel and Secretary